                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K



(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For Fiscal Year Ended DECEMBER 31, 1998

                        Commission file number 333-47647

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)





                       SOUTHERN CALIFORNIA WATER COMPANY
                          INVESTMENT INCENTIVE PROGRAM
       -----------------------------------------------------------------
       (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                                       OF


                         AMERICAN STATES WATER COMPANY
                          630 EAST FOOTHILL BOULEVARD
                          SAN DIMAS, CALIFORNIA 91773
        ---------------------------------------------------------------
        (Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office)

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM

                                      INDEX




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1998 and 1997

    Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1998



NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

  I: Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

 II: Item 27b - Schedule of Loans or Fixed Income Obligations in Default as of December 31, 1998

III: Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998


NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
  Southern California Water Company
  Investment Incentive Program:


We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I, II and III listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                       ARTHUR ANDERSEN LLP


June 18, 1999
Los Angeles, California

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1998


                                            Non-Participant
                                                Directed                           Participant Directed
                                            ---------------    ------------------------------------------------------------------
                                                                                  Wells Fargo                           INVESCO
                                            American States    American States       Stable         Wells Fargo          Select
                                             Water Company      Water Company         Asset            S&P 500           Income
                                              Stock Fund*        Stock Fund*          Fund           Stock Fund           Fund
                                            ---------------    ---------------     ----------        ----------        ----------
ASSETS:
  Investments, at fair value:
    American States Water Company
    Common Stock                               $6,812,024        $3,492,239        $       --        $       --        $       --
    Value of Interest in
      Common/Collective Trusts                         --                --         1,253,864         2,149,931                --
    Value of Interest in
      Registered Investment Companies                  --                --                --                --           580,766
    Participant Loans                                  --                --                --                --                --
                                               ----------        ----------        ----------        ----------        ----------
          Total investments                     6,812,024         3,492,239         1,253,864         2,149,931           580,766
                                               ----------        ----------        ----------        ----------        ----------
  Receivables:
    Employer Contributions                         30,227                --                --                --                --
    Employee Contributions                             --            11,841             6,429            12,138             3,342
    Accrued Investment Income                         129                --             5,845                --             3,478
                                               ----------        ----------        ----------        ----------        ----------
          Total receivables                        30,356            11,841            12,274            12,138             6,820
                                               ----------        ----------        ----------        ----------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:        $6,842,380        $3,504,080        $1,266,138        $2,162,069        $  587,586
                                               ==========        ==========        ==========        ==========        ==========


                                                                          Participant Directed
                                              ----------------------------------------------------------------------------------
                                                                                  Westcore
                                                 Strong           Strong         Intermediate
                                              Opportunity      Total Return        Term Bond        Participant
                                                  Fund             Fund               Fund             Loans               Total
                                              -----------       -----------       -----------       -----------       -----------
ASSETS:
  Investments, at fair value:
    American States Water Company
    Common Stock                              $        --       $        --       $        --       $        --       $10,304,263
    Value of Interest in
      Common/Collective Trusts                         --                --                --                --         3,403,795
    Value of Interest in
      Registered Investment Companies           2,205,107           783,395           547,164                --         4,116,432
    Participant Loans                                  --                --                --         1,256,997         1,256,997
                                              -----------       -----------       -----------       -----------       -----------
          Total investments                     2,205,107           783,395           547,164         1,256,997        19,081,487
                                              -----------       -----------       -----------       -----------       -----------
  Receivables:
    Employer Contributions                             --                --                --                --            30,227
    Employee Contributions                         12,172             3,782             3,569                --            53,273
    Accrued Investment Income                          --                --                --                --             9,452
                                              -----------       -----------       -----------       -----------       -----------
          Total receivables                        12,172             3,782             3,569                --            92,952
                                              -----------       -----------       -----------       -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:       $ 2,217,279       $   787,177       $   550,733       $ 1,256,997       $19,174,439
                                              ===========       ===========       ===========       ===========       ===========



         The accompanying notes are an integral part of this statement.



* Formerly known as Southern California Water Company Stock Fund

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                           Non-Participant
                                               Directed                           Participant Directed
                                           ---------------    ------------------------------------------------------------------
                                                                                 Wells Fargo                           INVESCO
                                           American States    American States       Stable         Wells Fargo          Select
                                            Water Company      Water Company         Asset            S&P 500           Income
                                             Stock Fund*        Stock Fund*          Fund           Stock Fund           Fund
                                           ---------------    ---------------     ----------        ----------        ----------
ADDITIONS:
  Contributions:
    Employee                                 $        --       $   360,572       $   219,854       $   336,331       $   105,413
    Employer                                     865,660                --                --                --                --
                                             -----------       -----------       -----------       -----------       -----------
          Total contributions                    865,660           360,572           219,854           336,331           105,413
                                             -----------       -----------       -----------       -----------       -----------
  Investment income:
    Interest and dividends                       286,581           134,862            91,530             8,836            42,749

    Net appreciation (depreciation) in
      fair value of investments                  544,891           258,234             5,845           398,196            (5,565)
                                             -----------       -----------       -----------       -----------       -----------
          Total investment income                831,472           393,096            97,375           407,032            37,184
                                             -----------       -----------       -----------       -----------       -----------
          Total additions                      1,697,132           753,668           317,229           743,363           142,597
                                             -----------       -----------       -----------       -----------       -----------
DEDUCTIONS:
  Benefits paid to participants                 (192,766)         (159,226)          (23,753)          (20,177)           (6,199)
                                             -----------       -----------       -----------       -----------       -----------
          Total deductions                      (192,766)         (159,226)          (23,753)          (20,177)           (6,199)
                                             -----------       -----------       -----------       -----------       -----------

TRANSFERS BETWEEN FUNDS                               --          (109,646)          (96,219)          341,063             8,814
LOAN ACTIVITY                                   (102,581)         (110,645)          (34,885)          (28,008)           (9,376)
                                             -----------       -----------       -----------       -----------       -----------

NET INCREASE                                   1,401,785           374,151           162,372         1,036,241           135,836

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                        $ 5,440,595       $ 3,129,929       $ 1,103,766       $ 1,125,828       $   451,750
                                             -----------       -----------       -----------       -----------       -----------
    End of year                              $ 6,842,380       $ 3,504,080       $ 1,266,138       $ 2,162,069       $   587,586
                                             ===========       ===========       ===========       ===========       ===========


                                                                        Participant Directed
                                            ----------------------------------------------------------------------------------
                                                                                Westcore
                                               Strong           Strong         Intermediate
                                            Opportunity      Total Return        Term Bond        Participant
                                                Fund             Fund               Fund             Loans               Total
                                            -----------       -----------       -----------       -----------       -----------
ADDITIONS:
  Contributions:
    Employee                                $    374,319      $    115,049      $     97,752      $         --      $  1,609,290
    Employer                                          --                --                --                --           865,660
                                            ------------      ------------      ------------      ------------      ------------
          Total contributions                    374,319           115,049            97,752                --         2,474,950
                                            ------------      ------------      ------------      ------------      ------------
  Investment income:
    Interest and dividends                       247,651            13,305            29,461            99,227           954,202

    Net appreciation (depreciation) in
      fair value of investments                   50,690           172,075             1,660                --         1,426,026
                                            ------------      ------------      ------------      ------------      ------------
          Total investment income                298,341           185,380            31,121            99,227         2,380,228
                                            ------------      ------------      ------------      ------------      ------------
          Total additions                        672,660           300,429           128,873            99,227         4,855,178
                                            ------------      ------------      ------------      ------------      ------------
DEDUCTIONS:
  Benefits paid to participants                  (34,985)           (3,473)           (9,618)          (52,153)         (502,350)
                                            ------------      ------------      ------------      ------------      ------------
          Total deductions                       (34,985)           (3,473)           (9,618)          (52,153)         (502,350)
                                            ------------      ------------      ------------      ------------      ------------

TRANSFERS BETWEEN FUNDS                         (135,060)          (50,353)           41,401                --                --
LOAN ACTIVITY                                    (15,499)           (6,833)             (414)          308,241                --
                                            ------------      ------------      ------------      ------------      ------------

NET INCREASE                                     487,116           239,770           160,242           355,315         4,352,828

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                       $  1,730,163      $    547,407      $    390,491      $    901,682      $ 14,821,611
                                            ------------      ------------      ------------      ------------      ------------
    End of year                             $  2,217,279      $    787,177      $    550,733      $  1,256,997      $ 19,174,439
                                            ============      ============      ============      ============      ============



         The accompanying notes are an integral part of this statement.



* Formerly known as Southern California Water Company Stock Fund

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1997


                                            Non-Participant
                                                Directed                           Participant Directed
                                            ---------------    ------------------------------------------------------------------
                                                                                  Wells Fargo                           INVESCO
                                            American States    American States       Stable         Wells Fargo          Select
                                             Water Company      Water Company         Asset            S&P 500           Income
                                              Stock Fund*        Stock Fund*          Fund           Stock Fund           Fund
                                            ---------------    ---------------     ----------        ----------        ----------
ASSETS:
  Investments, at fair value:
    American States Water Company
    Common Stock                               $5,380,213        $3,104,681        $       --        $       --        $       --
    Value of Interest in
      Common/Collective Trusts                         --                --         1,085,351         1,107,389                --
    Value of Interest in
      Registered Investment Companies                  --                --                --                --           441,526
    Participant Loans                                  --                --                --                --                --
                                               ----------        ----------        ----------        ----------        ----------
          Total investments                     5,380,213         3,104,681         1,085,351         1,107,389           441,526
                                               ----------        ----------        ----------        ----------        ----------
  Receivables:
    Employer Contributions                         60,382                --                --                --                --
    Employee Contributions                             --            25,248            12,985            18,439             7,779
    Accrued Investment Income                          --                --             5,430                --             2,445
                                               ----------        ----------        ----------        ----------        ----------
          Total receivables                        60,382            25,248            18,415            18,439            10,224
                                               ----------        ----------        ----------        ----------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:        $5,440,595        $3,129,929        $1,103,766        $1,125,828        $  451,750
                                               ==========        ==========        ==========        ==========        ==========


                                                                         Participant Directed
                                             ----------------------------------------------------------------------------------
                                                                                 Westcore
                                                Strong           Strong         Intermediate
                                             Opportunity      Total Return        Term Bond        Participant
                                                 Fund             Fund               Fund             Loans               Total
                                             -----------       -----------       -----------       -----------       -----------
ASSETS:
  Investments, at fair value:
    American States Water Company
    Common Stock                              $        --       $        --       $        --       $        --       $ 8,484,894
    Value of Interest in
      Common/Collective Trusts                         --                --                --                --         2,192,740
    Value of Interest in
      Registered Investment Companies           1,704,679           539,024           383,924                --         3,069,153
    Participant Loans                                  --                --                --           901,682           901,682
                                              -----------       -----------       -----------       -----------       -----------
          Total investments                     1,704,679           539,024           383,924           901,682        14,648,469
                                              -----------       -----------       -----------       -----------       -----------
  Receivables:
    Employer Contributions                             --                --                --                --            60,382
    Employee Contributions                         25,484             8,382             6,567                --           104,884
    Accrued Investment Income                          --                 1                --                --             7,876
                                              -----------       -----------       -----------       -----------       -----------
          Total receivables                        25,484             8,383             6,567                --           173,142
                                              -----------       -----------       -----------       -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:       $ 1,730,163       $   547,407       $   390,491       $   901,682       $14,821,611
                                              ===========       ===========       ===========       ===========       ===========



         The accompanying notes are an integral part of this statement.



* Formerly known as Southern California Water Company Stock Fund

                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.       Plan Description

         The following description of the Southern California Water Company Investment Incentive Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan established by the Southern California Water Company (the "Company") under the provisions of
         Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the "PAYSOP") for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee maintains a separate account for the net assets which were transferred from the PAYSOP (See Note 2).

         Plan Administration

         Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A. (formerly First Interstate Bank) was appointed trustee for the Plan (the "Trustee"). The Plan is administered by the Investment Incentive Program Committee (the "Plan Administrator"), which is appointed by the Company's Board of Directors.

         Eligibility

         Effective January 1, 1996 any employee who has completed a period of service of 30 consecutive days is eligible to participate in the Plan.

         Contributions

         Effective January, 1, 1996, eligible employees can contribute an amount between one percent and fifteen percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the American States Water Company Stock Fund, formerly known as the Southern California Water Company Stock Fund.

         Vesting

         Participants are fully vested in all employer matching contributions made to their account and the earnings thereon. Accordingly, there are no forfeited non-vesting accounts as of December 31, 1998 and 1997.

         Distribution of Benefits

         Participants' benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their accounts as of the end of the next calendar quarter. The value of benefits distributable to participants not electing deferral is based upon amounts credited to the participants' accounts under the Plan as of the end of the next preceding calendar quarter, except as described below.

         A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his/her deferral account or total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains as an employee. In addition, subject to the approval of the Plan's Administrator, withdrawals from the participant's deferral account may be permitted before age 59-1/2 to meet a financial hardship.

         Participant Accounts

         Individual accounts are maintained for each of the Plan's participants to reflect the participants' contributions and related employer matching contributions, as well as the participants' share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

2.       Investment Options

         Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percent increments. Participants may not direct the investment of employer matching contributions. Employer contributions and the net assets of the former PAYSOP, and the respective earnings thereon are both in the form of Company stock and have been combined for financial statement purposes under the heading "Non-Participant Directed".

         A description of each investment option is provided below:

                  American States Water Company Stock Fund (Formerly known as Southern California Water Company Stock Fund)

                  The objective of this fund is to invest in American States Water Company Water Company common stock. From time to time, the Plan may maintain a portion of the fund's assets in cash or forms of short-term investments, provided that such accounts remain primarily invested in American States Water Company common stock.

                  Wells Fargo Stable Asset Fund

                  The objective of this fund is to provide a stable level of income without significant principal volatility. The fund primarily invests in a variety of high quality fixed-income securities.

                  Wells Fargo S&P 500 Stock Fund

                  The objective of this fund is to provide returns comparable to the returns of the S&P 500 Stock Index by investing in the same stocks and in substantially the same percentages as the S&P 500 Stock Index.

                  INVESCO Select Income Fund

                  The objective of this fund is to provide a high level of current income by investing in government and corporate debt securities.

                  Strong Opportunity Fund

                  The objective of this fund is to provide long-term capital appreciation. The fund primarily invests in common stocks.

                  Strong Total Return Fund

                  The objective of this fund is to provide a mix of income and capital appreciation. The fund primarily invests in common stocks, corporate bonds and debentures, and money market instruments.

                  Westcore Intermediate Term Bond Fund

                  The objective of this fund is to provide current income with little volatility of principal by investing in high quality corporate and government bonds with maturities between three and six years.

         Participant Loans

         Effective June 5, 1996, a participant may borrow, subject to certain restrictions and tax law requirements, the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant Loans. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 1998 Plan year range from 8.75 to 9.50 percent. A loan is considered to be in default if any scheduled payment is more than 30 days late. Defaulted loans are treated as a taxable distribution from the Plan and loans in default at December 31, 1998, which were uncollectable, were treated as a taxable distribution in 1999. Prior to June 5, 1996, participants were not allowed to borrow from the Plan.

3.       Summary of Significant Accounting Policies

         Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Income Recognition

         Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

         Investment Valuation

         Investments are stated at fair value. Investments in collective funds, registered investment companies, and Company stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximate fair value.

         Net Appreciation in Fair Value of Investments

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets available for Plan Benefits, as net appreciation (depreciation) in fair value of investments.

         Distributions to Participants

         Distributions to participants are recorded when paid.

         Administrative Expenses

         Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to participant accounts are specifically allocated and deducted from the participants' accounts. During 1998 and 1997, administrative expenses borne by the Plan and by the Company were insignificant.

         Administrative expenses incurred related to the net assets of the former PAYSOP account, that are paid out of the Plan, are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to Company stock allocated to the PAYSOP account during the plan year, or (ii) $100,000.

4.       Related Party Transactions

         The Wells Fargo Stable Asset Fund and the Wells Fargo S&P 500 Stock Fund (collectively the "Wells Funds") are managed by Wells Fargo Bank, N.A. As such, transactions in the Wells Funds qualify as exempt party-in-interest transactions.

5.       Tax Status

         The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan Administrator and the Plan's tax counsel believe that the Plan was qualified and was tax-exempt for the years ended December 31, 1998 and 1997.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

6.       Reconciliation  of Financial Statements to Form 5500

         The Plan financial statements are prepared on the accrual basis of accounting, however, the Form 5500 is prepared on the cash basis. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                              December 31,
                                                      -----------------------------
                                                          1998             1997
                                                      ------------     ------------
         Net assets available for plan benefits
              per the financial statements            $ 19,174,439     $ 14,821,611
         Less: Contributions and income receivable         (92,952)        (173,142)
                                                      ------------     ------------
         Net assets available for plan benefits
              per the Form 5500                       $ 19,081,487     $ 14,648,469
                                                      ============     ============

         The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

                                                             Year ended
                                                          December 31,1998
                                                          ----------------
         Total additions per the financial statements        $ 4,855,178
         Add:  Amounts accrued for contributions
               and income at December 31, 1997                   173,142
         Less: Amounts accrued for contributions
               and income at December 31, 1998                   (92,952)
                                                             -----------
         Total income per the Form 5500                      $ 4,935,368
                                                             ===========

                                                                      SCHEDULE I


                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                          EIN: 95-1243678 Plan No. 005

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998



                                                    Description of Investment
    Identity of Issuer, Borrower, Lessor,       Including Maturity Date, Rate of                           Fair
                or Similar Party                   Interest, Par or Maturity Value          Cost            Value
    -------------------------------------       ----------------------------------      -----------      -----------
*   American States Water
      Company                               Common Stock - $2.50 stated Value           $ 8,012,944     $ 10,304,263

*   Wells Fargo Institutional
      Trust Group                           Wells Fargo Stable Asset Fund                 1,253,864        1,253,864

*   Wells Fargo Institutional
      Trust Group                           Wells Fargo S&P 500 Stock Fund                1,836,895        2,149,931

*   Wells Fargo Institutional
      Trust Group                           INVESCO Select Income Fund                      587,101          580,766

*   Wells Fargo Institutional
      Trust Group                           Strong Opportunity Fund                       2,083,689        2,205,107

*   Wells Fargo Institutional
      Trust Group                           Strong Total Return Fund                        650,551          783,395

*   Wells Fargo Institutional
      Trust Group                           Westcore Intermediate Term Bond                 542,509          547,164
                                              Fund

    Participant                             Loans Loan with maturities varying
                                              from three to five years and
                                              interest rates ranging from 8.75
                                              percent to 9.50 percent                            --        1,256,997
                                                                                        -----------      -----------
                        Total                                                           $14,967,553      $19,081,487
                                                                                        ===========      ===========


*  Party-in-interest

                                                                     SCHEDULE II



                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                           EIN 95-1243678 Plan No. 005

       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT

                             AS OF DECEMBER 31, 1998



                                                                        Detailed description of loan
                                                                        including dates of making and
                                                                        maturity, interest rate, the type
                                    Amount received                     & value of collateral, any
                         Original during reporting year     Unpaid      renegotiation of the loan and       Amount overdue
 Identity and address     amount  ---------------------   balance at    the terms of the renegotiation    ------------------
   amount of obligor     of loan   Principal   Interest   end of year   and other material items          Principal  Interest
 --------------------    -------  -----------  --------   -----------   -------------------------------   ---------  --------
Dion Barela              $ 5,000    $  432       $240       $4,474       Participant Loan                   $  443    $ 202
1665-1/2 W. 253rd Street                                                 10/21/97; 9/5/02, 9.5 percent
Harbor City, CA 90710                                                    Collateral - Vested Balance

Jason Lavin               10,000     2,741        532        7,259       Participant Loan                    1,933      147
14631 Mimosa Lane                                                        1/22/98; 1/13/00, 9.5 percent
Tustin, CA 92780                                                         Collateral - Vested Balance

                                                                    SCHEDULE III



                        SOUTHERN CALIFORNIA WATER COMPANY

                          INVESTMENT INCENTIVE PROGRAM


                           EIN 95-1243678 Plan No. 005

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                 Expense
                                                                                Incurred                Current Value
  Identity of                                          Purchase       Selling     with          Cost of   of Asset on   Net Gain
 Party Involved         Description of Assets            Price         Price   Transaction       Asset       Date       or (Loss)
---------------       -------------------------       ----------    ----------   ---------     ----------  ----------   --------
American States       American States Water
Water Company         Company Common Stock
                        157 purchases                 $4,080,736    $       --   $      --     $4,080,736  $4,080,736   $     --
                        143 sales                             --     3,072,241          --      3,109,627   3,072,241    (37,386)

Wells Fargo           Wells Fargo S&P 500 Stock
Institutional Trust   Fund
 Group                  109 purchases                    945,922            --          --        945,922     945,922         --
                         45 sales                             --       301,576          --        276,363     301,576     25,213

Wells Fargol          Strong Opportunity Fund
Institutional Trust      97 purchases                    822,592            --          --        822,592     822,592         --
 Group                   51 sales                             --       372,855          --        351,161     372,855     21,694

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         SOUTHERN CALIFORNIA WATER COMPANY
                         INVESTMENT INCENTIVE PROGRAM



                         By: /s/ McCLELLAN HARRIS III
                            ----------------------------------------------------
                                 McClellan Harris III
                                 Member - Investment Incentive Program Committee


                         By: /s/ JAMES B. GALLAGHER
                            ----------------------------------------------------
                                 James B. Gallagher
                                 Member - Investment Incentive Program Committee






Dated: June 28, 1999